Exhibit 12.1

Statement Setting Forth Detail for Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2001	2002	2003	2004	2005
Interest Expense	$8,065	$4,585	$3,384	$3,679	$16,355
Income before income taxes	1,752	11,017	11,600	10,074	3,246
Ratio of earnings to fixed charges	1.2	3.4	4.4	3.7	1.2